SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

February 22, 2016

PRESS RELEASE

CSN Average Closing Price below NYSE Continued Listing Standards

On January 21, 2016 the New York Stock Exchange (“NYSE”) informed Companhia Siderúrgica Nacional (the “Company”) that the price of the Company´s American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, has fallen below the NYSE´s continued listing standard. Such standard requires a minimum average closing price of $1.00 per ADS over 30 consecutive trading days.

Under NYSE rules, the Company needs to comply with the minimum share price requirement within 6 months from such notice.  During the interim period, the Company´s ADSs will continue to be listed and traded on the NYSE, subject to the Company´s compliance with other NYSE continued listing requirements.

The Company intends to undertake the necessary measures to comply with such requirement and is considering the available alternatives. Any such measures requiring shareholder consent shall be proposed to the shareholders no later than its next annual meeting.

The NYSE notice does not affect the Company´s business operations or its Securities and Exchange Commission reporting requirements and does not conflict with or cause an event of default under any of the Company´s material debt or other agreements.

Companhia Siderúrgica Nacional

1
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.